__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 21 October 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	21 October 2004
Number	32/04

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED
 30 SEPTEMBER 2004

BHP Billiton today released its production report for the quarter ended 30 September 2004. Unless otherwise stated, production volumes refer to BHP Billiton share.
  Record quarterly aluminium production of 339 thousand tonnes.

  Record quarterly manganese ore production of 1.4 million tonnes (100% basis).

  Continued ramp up of operating capacity at Western Australian Iron Ore operations, with record quarterly production of 23.5 million tonnes (100% basis).

  First shipment of LNG from the newly commissioned North West Shelf (Australia) fourth train.

  Total Petroleum Products - Total production for the September 2004 quarter was 27.6 million barrels of oil equivalent, 14 per cent lower than the September 2003 quarter and nine per cent lower than the June 2004 quarter.

    Oil and Condensate - Production for the September 2004 quarter was 12.4 million barrels, 20 per cent lower than the 15.5 million barrels produced in the September 2003 quarter. Planned maintenance at Liverpool Bay (UK) and Bruce (UK) resulted in shutdowns of 14 and 54 days respectively. Production was also lower due to natural field decline at Bass Strait, Laminaria, Griffin, North West Shelf (all Australia) and Liverpool Bay and the divestment in February 2004 of our producing assets in Bolivia. This was partly offset by new production from Ohanet (Algeria) and Boris North (USA) which were commissioned in October 2003 and September 2003 respectively. Production for the quarter was seven per cent lower than the 13.3 million barrels produced in the June 2004 quarter due to maintenance shutdowns at Liverpool Bay and Bruce as well as natural decline across the portfolio. BHP Billiton's share of Ohanet production was also lower than the June 2004 quarter where under the terms of the risk sharing contractual agreement higher prices result in lower production entitlements. This was partly offset by higher production from Bass Strait and North West Shelf due to higher downtime in the previous quarter.

    Natural Gas - Production for the September 2004 quarter was 75.9 billion cubic feet, 11 per cent lower than the 85.2 billion cubic feet produced in the September 2003 quarter. This was due to planned maintenance at Liverpool Bay and Bruce plus subsequent production issues on restart of the Liverpool Bay gas plant. This was partially offset by increased production to support higher demand at Bass Strait and North West Shelf LNG. Production for the quarter was 11 per cent lower than the June 2004 quarter due to maintenance shutdowns at Liverpool Bay and Bruce and subsequent restart issues at Liverpool Bay. This was partially offset by higher downtime at North West Shelf in the previous quarter and increased production due to demand for North West Shelf LNG.

  Alumina - Production for the September 2004 quarter of 1.0 million tonnes was five per cent lower than the September 2003 quarter and six per cent lower than the June 2004 quarter. This mainly reflects scheduled and unscheduled calciner outages leading to increased stockpiling of hydrate at Worsley (Australia) and lower production at Alumar (Brazil) due to scheduled maintenance carried out in July 2004.

  Aluminium - Production for the September 2004 quarter was a record 339,000 tonnes, 20 per cent higher than the September 2003 quarter, mainly reflecting the ramp up of production from the Mozal 2 (Mozambique) and Hillside 3 (South Africa) expansions, which reached full commissioning in August 2003 and December 2003 respectively. Production was also impacted by an electrical outage at Alumar in the September 2003 quarter. Production was two per cent higher than the June 2004 quarter mainly due to increased production from Hillside and Mozal.

  Copper - Production for the September 2004 quarter was 248,800 tonnes, 16 per cent higher than the September 2003 quarter. This mainly reflects restoration of full capacity at Escondida (Chile) and Tintaya (Peru) and Antamina's (Peru) return to normal mine plan following the removal of lakebed sediments. This was partly offset by lower head grade at Cerro Colorado (Chile) and sale of the Group's interest in Highland Valley Copper (Canada) in January 2004. Production was nine per cent lower than the June 2004 quarter, mainly reflecting lower head grades at Escondida, Tintaya and Cerro Colorado.

  Silver - Production for the September 2004 quarter of 11.8 million ounces was 11 per cent higher than the September 2003 quarter and six per cent higher than the June 2004 quarter. This mainly reflects record quarterly mill throughput at Cannington (Australia) resulting from a continuing debottlenecking program.

  Iron Ore - Production for the September 2004 quarter was a record 22.5 million tonnes, eight per cent higher than the September 2003 quarter and ten per cent higher than the June 2004 quarter. The increase reflects additional capacity following the completion of the Area C, Products and Capacity Expansion and Accelerated Expansion projects at Western Australian Iron Ore, underpinned by strong customer demand for iron ore products.

  Metallurgical Coal - Production for the September 2004 quarter was 9.3 million tonnes, two per cent higher than the September 2003 quarter. This mainly reflects record production at Queensland Coal (Australia) underpinned by strong customer demand for metallurgical coal. This was partly offset by lower production from Illawarra Coal (Australia), largely due to a longwall changeout at Appin and Elouera and industrial activity at Elouera. Production was in line with the June 2004 quarter.

  Manganese ore - Ore production for the September 2004 quarter was a record 1.4 million tonnes, 20 per cent higher than the September 2003 quarter and three percent higher than the June 2004 quarter. This reflects our ability to increase production, mainly at our Australian operations to meet strong customer demand in all markets, particularly China, Japan and Europe.

  Manganese alloys - Production for the September quarter of 195,000 tonnes was 33 per cent higher than the September 2003 quarter. Production in the September 2003 quarter was affected by a fire in the Metalloy's South plant in South Africa. Production was in line with the June 2004 quarter.

  Hot briquetted iron - Production remains suspended at the Boodarie Iron plant (Australia) following a gas explosion in May 2004. A number of investigations into the incident are continuing.

  Diamonds - Production of 1.0 million carats at Ekati was 36 per cent lower than the September 2003 quarter and 19 per cent lower than the June 2004 quarter. This decrease primarily reflects processing of lower grade ore in the September 2004 quarter after mining of a high grade zone in the Koala pipe was completed in the June 2004 quarter.
  Energy Coal - Production for the September 2004 quarter was 23.2 million tonnes, 10 per cent higher than the September 2003 quarter. This primarily reflects the ramp up of production at Mt Arthur Coal (Australia) and improved operational performance at Ingwe (South Africa). September 2003 quarter production was also impacted by a longwall move at New Mexico Coal's (USA) San Juan mine. Production was eight per cent higher than the June 2004 quarter, primarily reflecting improved operational performance at Ingwe. Production in the June 2004 quarter was also impacted by two planned major dragline outages at the Navajo mine and a longwall move at the San Juan mine at New Mexico Coal.

  Nickel - Production for the September 2004 quarter was 19,600 tonnes, five per cent lower than the September 2003 quarter. This mainly reflects lower production at Cerro Matoso (Colombia) due to ore variations and unseasonably heavy rain, along with conversion of work in process inventories to finished goods at Yabulu (Australia) in the September 2003 quarter. Production was in line with the June 2004 quarter.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			QUARTER ENDED		% CHANGE
							SEP Q04	SEP Q04
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2003	2004	2004	2004	2003	SEP Q03	JUN Q04
PETROLEUM
Crude oil & condensate	('000 bbl)	15,512	13,297	12,366	12,366	15,512	-20%	-7%
Natural gas	(bcf)	85.19	85.11	75.85	75.85	85.19	-11%	-11%
LPG	('000 tonnes)	199.33	235.86	214.93	214.93	199.33	8%	-9%
Ethane	('000 tonnes)	27.32	25.14	27.75	27.75	27.32	2%	10%
Total Petroleum Products	(million boe)	32.13	30.32	27.63	27.63	32.13	-14%	-9%

ALUMINIUM
Alumina	('000 tonnes)	1,053	1,059	1,000	1,000	1,053	-5%	-6%
Aluminium	('000 tonnes)	282	333	339	339	282	20%	2%

BASE METALS
Copper	('000 tonnes)	214.5	272.6	248.8	248.8	214.5	16%	-9%
Lead	(tonnes)	59,364	64,472	64,910	64,910	59,364	9%	1%
Zinc	(tonnes)	49,094	29,038	23,851	23,851	49,094	-51%	-18%
Gold	(ounces)	29,170	31,145	30,132	30,132	29,170	3%	-3%
Silver	('000 ounces)	10,596	11,053	11,769	11,769	10,596	11%	6%
Molybdenum	(tonnes)	325	240	323	323	325	-1%	35%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	20,870	20,537	22,545	22,545	20,870	8%	10%
Metallurgical coal	('000 tonnes)	9,099	9,284	9,277	9,277	9,099	2%	0%
Manganese ores	('000 tonnes)	1,153	1,337	1,379	1,379	1,153	20%	3%
Manganese alloys	('000 tonnes)	147	203	195	195	147	33%	-4%
Hot briquetted iron	('000 tonnes)	496	294	-	-	496	-100%	-100%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,552	1,211	986	986	1,552	-36%	-19%

ENERGY COAL
Energy coal	('000 tonnes)	21,134	21,494	23,245	23,245	21,134	10%	8%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	20.6	19.9	19.6	19.6	20.6	-5%	-2%
Ferrochrome	('000 tonnes)	227	264	265	265	227	17%	0%

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	Interest	2003	2003	2004	2004	2004	2004	2003
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	15,512	14,877	14,341	13,297	12,366	12,366	15,512
Natural gas	(bcf)	85.19	77.57	76.47	85.11	75.85	75.85	85.19
LPG	('000 tonnes)	199.33	200.51	217.83	235.86	214.93	214.93	199.33
Ethane	('000 tonnes)	27.32	25.25	16.59	25.14	27.75	27.75	27.32
Total Petroleum Products	(million boe)	32.13	30.24	29.78	30.32	27.63	27.63	32.13

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	699	700	704	696	663	663	699
Suriname	45%	227	230	228	233	223	223	227
Alumar	36%	127	120	130	130	114	114	127
Total		1,053	1,050	1,062	1,059	1,000	1,000	1,053

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	135	151	169	167	173	173	135
Bayside	100%	47	46	45	46	46	46	47
Alumar	46.3%	31	36	44	45	44	44	31
Valesul	45.5%	11	11	11	11	11	11	11
Mozal	47%	58	64	64	64	65	65	58
Total		282	308	333	333	339	339	282

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	115.9	109.1	130.8	159.1	142.5	142.5	115.9
Tintaya (b)	100%	-	15.0	22.9	19.6	14.6	14.6	-
Antamina	33.8%	16.9	20.5	24.6	29.9	29.9	29.9	16.9
Highland Valley Copper (c)	33.6%	14.1	14.2	-	-	-	-	14.1
Selbaie (d)	100%	1.6	1.8	0.8	-	-	-	1.6
Total		148.5	160.6	179.1	208.6	187.0	187.0	148.5

Cathode ('000 tonnes)
Escondida	57.5%	21.4	21.8	21.7	21.8	21.9	21.9	21.4
Cerro Colorado	100%	33.1	33.0	28.1	31.3	28.3	28.3	33.1
Tintaya (b)	100%	9.0	9.0	9.3	8.7	9.3	9.3	9.0
Pinto Valley	100%	2.5	2.4	2.4	2.2	2.3	2.3	2.5
Total		66.0	66.2	61.5	64.0	61.8	61.8	66.0

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	59,364	55,211	70,838	64,472	64,910	64,910	59,364
Total		59,364	55,211	70,838	64,472	64,910	64,910	59,364

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	14,850	11,692	13,589	13,493	10,968	10,968	14,850
Antamina	33.8%	27,933	27,026	19,099	15,545	12,883	12,883	27,933
Selbaie (d)	100%	6,311	7,194	2,506	-	-	-	6,311
Total		49,094	45,912	35,194	29,038	23,851	23,851	49,094

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	25,016	24,833	27,492	26,044	25,370	25,370	25,016
Tintaya (b)	100%	-	2,658	4,009	5,101	4,762	4,762	-
Selbaie (d)	100%	3,129	3,428	1,413	-	-	-	3,129
Highland Valley Copper (c)	33.6%	1,025	1,166	-	-	-	-	1,025
Total		29,170	32,085	32,914	31,145	30,132	30,132	29,170

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	9,177	8,287	10,485	9,471	10,339	10,339	9,177
Escondida	57.5%	561	550	614	720	604	604	561
Antamina	33.8%	435	494	588	662	692	692	435
Tintaya (b)	100.0%	-	170	239	200	134	134	-
Highland Valley Copper (c)	33.6%	160	163	-	-	-	-	160
Selbaie (d)	100%	263	316	138	-	-	-	263
Total		10,596	9,980	12,064	11,053	11,769	11,769	10,596

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	25	20	81	240	323	323	25
Highland Valley Copper (c)	33.6%	300	270	-	-	-	-	300
Total		325	290	81	240	323	323	325

CARBON STEEL MATERIALS
IRON ORE (e)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,639	6,707	6,031	5,084	6,157	6,157	6,639
Goldsworthy Joint Venture	85%	1,633	1,477	1,348	1,386	1,038	1,038	1,633
Area C Joint Venture (f)	85%	341	1,048	1,768	2,519	2,990	2,990	341
Yandi Joint Venture	85%	8,679	9,005	8,429	8,046	8,767	8,767	8,679
Jimblebar	100%	1,622	1,520	1,647	1,566	1,675	1,675	1,622
Samarco	50%	1,956	1,971	1,862	1,936	1,918	1,918	1,956
Total		20,870	21,728	21,085	20,537	22,545	22,545	20,870

METALLURGICAL COAL (g)
Production ('000 tonnes)
BMA	50%	5,591	5,395	5,263	6,285	6,231	6,231	5,591
BHP Mitsui Coal (h)	80%	1,926	1,591	1,811	1,653	1,748	1,748	1,926
Illawarra	100%	1,582	1,459	1,458	1,346	1,298	1,298	1,582
Total		9,099	8,445	8,532	9,284	9,277	9,277	9,099

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	600	651	604	647	632	632	600
Australia (i)	60%	553	548	660	690	747	747	553
Total		1,153	1,199	1,264	1,337	1,379	1,379	1,153

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (i)	60%	93	122	116	131	121	121	93
Australia (i)	60%	54	61	63	72	74	74	54
Total		147	183	179	203	195	195	147

Refer footnotes on page 4.
CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie(TM) Iron (j)	100%	496	527	399	294	-	-	496

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati(TM)	80%	1,552	1,704	1,015	1,211	986	986	1,552

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,782	13,472	13,231	13,768	14,588	14,588	13,782
USA	100%	3,560	2,829	3,687	3,154	3,899	3,899	3,560
Australia	100%	1,756	2,054	2,318	2,590	2,595	2,595	1,756
Colombia	33%	2,036	1,623	2,043	1,982	2,163	2,163	2,036
Total		21,134	19,978	21,279	21,494	23,245	23,245	21,134

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.4	12.2	12.5	12.0	11.9	11.9	12.4
Yabulu	100%	8.2	7.8	8.7	7.9	7.7	7.7	8.2
Total		20.6	20.0	21.2	19.9	19.6	19.6	20.6

FERROCHROME
Saleable production ('000 tonnes)
South Africa (i)	60%	227	269	266	264	265	265	227

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Tintaya was temporarily reduced in January 2002 due to weak market conditions, and recommenced during August 2003.
(c) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004.
(d) Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments ceased in May 2004.
(e) Iron ore production is reported on a wet tonnes basis.
(f) Production commenced in May 2003.
(g) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h) Shown on 100% basis before 20% outside equity interest.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(j) Production was suspended at Boodarie Iron following a gas explosion in May 2004.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2003	2003	2004	2004	2004	2004	2003
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	5,872	5,333	5,174	4,641	4,835	4,835	5,872
North West Shelf - condensate	1,491	1,204	1,352	1,367	1,330	1,330	1,491
North West Shelf - Wanaea/Cossack	1,604	1,675	1,519	1,357	1,475	1,475	1,604
Laminaria	1,151	966	928	803	597	597	1,151
Griffin	742	563	380	585	414	414	742
Pakistan	53	53	50	49	50	50	53
Typhoon/Boris (a)	1,214	1,605	1,457	1,462	1,461	1,461	1,214
Americas	608	586	332	213	181	181	608
Liverpool Bay	2,324	2,061	1,926	1,788	1,344	1,344	2,324
Bruce/Keith	453	387	423	388	121	121	453
Algeria (b)	-	444	800	644	558	558	-
Total	15,512	14,877	14,341	13,297	12,366	12,366	15,512

NATURAL GAS (billion cubic feet)
Bass Strait	33.04	23.86	24.95	34.62	35.61	35.61	33.04
North West Shelf - Domestic	3.99	3.95	3.91	3.76	3.50	3.50	3.99
North West Shelf - LNG	16.74	14.93	13.74	15.43	17.78	17.78	16.74
Griffin	0.96	0.90	0.44	0.67	0.68	0.68	0.96
Pakistan	7.86	7.83	7.51	7.10	7.69	7.69	7.86
Typhoon/Boris (a)	1.58	2.41	2.14	2.13	2.32	2.32	1.58
Americas	3.25	3.73	2.60	2.75	1.99	1.99	3.25
Bruce	8.77	8.52	9.27	8.29	2.23	2.23	8.77
Keith	0.11	0.08	0.17	0.20	0.03	0.03	0.11
Liverpool Bay	8.89	11.36	11.74	10.16	4.02	4.02	8.89
Total	85.19	77.57	76.47	85.11	75.85	75.85	85.19

LPG ('000 tonnes)
Bass Strait	150.19	130.02	111.26	136.52	145.85	145.85	150.19
North West Shelf	34.21	28.11	29.59	32.95	34.66	34.66	34.21
Bruce	14.12	17.71	18.40	18.64	6.63	6.63	14.12
Keith	0.81	0.31	0.82	0.63	0.30	0.30	0.81
Algeria (b)	-	24.36	57.76	47.12	27.49	27.49	-
Total	199.33	200.51	217.83	235.86	214.93	214.93	199.33

ETHANE ('000 tonnes)	27.32	25.25	16.59	25.14	27.75	27.75	27.32

TOTAL PETROLEUM PRODUCTS	32.13	30.24	29.78	30.32	27.63	27.63	32.13
(million barrels of oil equivalent) (c)

(a) Boris commenced production in February 2003.
(b) Ohanet commenced production in October 2003.
(c) Total barrels of oil equivalent (boe) conversions based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2003	2003	2004	2004	2004	2004	2003
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	699	700	704	696	663	663	699
Paranam, Suriname	227	230	228	233	223	223	227
Alumar, Brazil	127	120	130	130	114	114	127
Total	1,053	1,050	1,062	1,059	1,000	1,000	1,053

Sales
Worsley, Australia	697	740	652	732	667	667	697
Paranam, Suriname	221	250	233	214	239	239	221
Alumar, Brazil	120	128	144	111	129	129	120
Total	1,038	1,118	1,029	1,057	1,035	1,035	1,038

ALUMINIUM
Production
Hillside, South Africa	135	151	169	167	173	173	135
Bayside, South Africa	47	46	45	46	46	46	47
Alumar, Brazil	31	36	44	45	44	44	31
Valesul, Brazil	11	11	11	11	11	11	11
Mozal, Mozambique	58	64	64	64	65	65	58
Total	282	308	333	333	339	339	282

Sales
Hillside, South Africa	134	145	176	171	155	155	134
Bayside, South Africa	54	35	49	45	45	45	54
Alumar, Brazil	38	25	39	55	43	43	38
Valesul, Brazil	11	12	11	12	12	12	11
Mozal, Mozambique	61	40	78	56	59	59	61
Total	298	257	353	339	314	314	298

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2003	2003	2004	2004	2004	2004	2003
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	69,342	82,909	83,640	95,757	100,466	100,466	69,342
Sulphide ore milled (100%)	('000 tonnes)	18,888	18,299	19,620	21,197	20,637	20,637	18,888
Average copper grade	(%)	1.33%	1.31%	1.48%	1.61%	1.47%	1.47%	1.33%
Production ex Mill (100%)	('000 tonnes)	208.2	197.1	239.6	284.2	256.8	256.8	208.2

Production
Payable copper	('000 tonnes)	115.9	109.1	130.8	159.1	142.5	142.5	115.9
Payable gold concentrate	(fine ounces)	25,016	24,833	27,492	26,044	25,370	25,370	25,016
Copper cathode (SXEW)	('000 tonnes)	21.4	21.8	21.7	21.8	21.9	21.9	21.4
Payable silver concentrate	('000 ounces)	561	550	614	720	604	604	561

Sales
Payable copper	('000 tonnes)	116.2	114.8	127.3	150.4	140.0	140.0	116.2
Payable gold concentrate	(fine ounces)	25,335	26,984	28,545	24,874	24,732	24,732	25,335
Copper cathode (SXEW)	('000 tonnes)	18.1	23.8	26.2	21.3	22.7	22.7	18.1
Payable silver concentrate	('000 ounces)	574	634	612	683	582	582	574

Tintaya, Peru (a)
Material mined	('000 tonnes)	4,151	17,450	17,206	17,944	18,676	18,676	4,151
Ore milled	('000 tonnes)	-	1,408	1,609	1,616	1,621	1,621	-
Average copper grade	(%)	-	1.38%	1.61%	1.45%	1.14%	1.14%	-

Production
Payable copper	('000 tonnes)	-	15.0	22.9	19.6	14.6	14.6	-
Payable gold concentrate	(fine ounces)	-	2,658	4,009	5,101	4,762	4,762	-
Copper cathode (SXEW)	('000 tonnes)	9.0	9.0	9.3	8.7	9.3	9.3	9.0
Payable silver concentrate	('000 ounces)	-	170	239	200	134	134	-

Sales
Payable copper	('000 tonnes)	-	10.6	23.1	20.6	5.7	5.7	-
Payable gold concentrate	(fine ounces)	-	3,086	4,372	4,100	1,219	1,219	-
Copper cathode (SXEW)	('000 tonnes)	8.9	8.7	8.2	8.4	10.4	10.4	8.9
Payable silver concentrate	('000 ounces)	-	100.0	240.1	226.4	64.0	64.0	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.

Cerro Colorado, Chile
Material mined	('000 tonnes)	20,332	19,855	16,199	16,697	17,554	17,554	20,332
Ore milled	('000 tonnes)	4,346	4,405	3,700	4,330	4,232	4,232	4,346
Average copper grade	(%)	0.99%	1.00%	0.92%	0.90%	0.87%	0.87%	0.99%

Production
Copper cathode	('000 tonnes)	33.1	33.0	28.1	31.3	28.3	28.3	33.1

Sales
Copper cathode	('000 tonnes)	28.9	35.2	27.8	35.5	28.9	28.9	28.9

Antamina, Peru
Material mined (100%)	('000 tonnes)	30,174	28,474	28,588	36,035	33,177	33,177	30,174
Ore milled (100%)	('000 tonnes)	6,018	7,273	6,954	8,205	8,069	8,069	6,018
Average head grades
- Copper	(%)	1.17%	1.17%	1.26%	1.37%	1.26%	1.26%	1.17%
- Zinc	(%)	2.17%	1.77%	1.48%	0.97%	1.02%	1.02%	2.17%

Production
Payable copper	('000 tonnes)	16.9	20.5	24.6	29.9	29.9	29.9	16.9
Payable zinc	(tonnes)	27,933	27,026	19,099	15,545	12,883	12,883	27,933
Payable silver	('000 ounces)	435	494	588	662	692	692	435
Payable molybdenum	('000 tonnes)	0.03	0.02	0.08	0.24	0.32	0.32	0.03

Sales
Payable copper	('000 tonnes)	18.6	22.6	20.2	26.4	32.1	32.1	18.6
Payable zinc	(tonnes)	26,781	26,928	14,219	19,931	13,617	13,617	26,781
Payable silver	('000 ounces)	420	491	423	655	624	624	420
Payable molybdenum	('000 tonnes)	0.01	0.03	0.04	0.11	0.16	0.16	0.01

Cannington, Australia
Material mined	('000 tonnes)	637	699	729	681	828	828	637
Ore milled	('000 tonnes)	589	598	698	724	730	730	589
Average head grades
- Silver	(g/t)	564	497	539	486	504	504	564
- Lead	(%)	11.5%	10.5%	11.4%	10.8%	10.3%	10.3%	11.5%
- Zinc	(%)	4.0%	3.4%	3.5%	3.4%	3.1%	3.1%	4.0%

Production
Payable silver	('000 ounces)	9,177	8,287	10,485	9,471	10,339	10,339	9,177
Payable lead	(tonnes)	59,364	55,211	70,838	64,472	64,910	64,910	59,364
Payable zinc	(tonnes)	14,850	11,692	13,589	13,493	10,968	10,968	14,850

Sales
Payable silver	('000 ounces)	6,765	10,716	8,569	12,583	9,266	9,266	6,765
Payable lead	(tonnes)	43,953	69,447	56,259	84,315	62,774	62,774	43,953
Payable zinc	(tonnes)	16,223	15,443	12,790	13,410	12,170	12,170	16,223

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.5	2.4	2.4	2.2	2.3	2.3	2.5

Sales
Copper cathode (SXEW)	('000 tonnes)	2.5	2.4	2.3	2.3	1.5	1.5	2.5

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2003	2003	2004	2004	2004	2004	2003
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,639	6,707	6,031	5,084	6,157	6,157	6,639
Goldsworthy Joint Venture	1,633	1,477	1,348	1,386	1,038	1,038	1,633
Area C Joint Venture (b)	341	1,048	1,768	2,519	2,990	2,990	341
Yandi Joint Venture	8,679	9,005	8,429	8,046	8,767	8,767	8,679
Jimblebar	1,622	1,520	1,647	1,566	1,675	1,675	1,622
Total (BHP Billiton share)	18,914	19,757	19,223	18,601	20,627	20,627	18,914
Total production (100%)	21,965	22,975	22,326	21,608	23,517	23,517	21,965

Shipments
Lump	4,898	5,169	5,402	5,064	5,532	5,532	4,898
Fines	13,334	13,968	13,181	14,067	14,457	14,457	13,334
Total (BHP Billiton share)	18,232	19,137	18,583	19,131	19,989	19,989	18,232
Total shipments (100%)	21,450	22,515	21,862	22,507	23,971	23,971	21,450

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Production commenced in May 2003.

Samarco, Brazil
Production	1,956	1,971	1,862	1,936	1,918	1,918	1,956

Shipments	2,013	1,886	1,918	1,994	1,976	1,976	2,013

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,578	1,581	1,508	1,864	1,638	1,638	1,578
Goonyella	994	829	1,019	935	1,112	1,112	994
Peak Downs	1,004	1,004	881	1,223	1,198	1,198	1,004
Saraji	747	655	703	806	809	809	747
Norwich Park	524	582	556	682	700	700	524
Gregory Joint Venture	744	744	596	775	774	774	744
BMA total	5,591	5,395	5,263	6,285	6,231	6,231	5,591

BHP Mitsui Coal (b)
Riverside	969	812	967	575	910	910	969
South Walker Creek	957	779	844	1,078	838	838	957
BHP Mitsui Coal total	1,926	1,591	1,811	1,653	1,748	1,748	1,926
Queensland total	7,517	6,986	7,074	7,938	7,979	7,979	7,517

Shipments
Coking coal	4,838	5,258	5,116	4,777	5,188	5,188	4,838
Weak coking coal	1,617	1,649	1,585	1,569	1,665	1,665	1,617
Thermal coal	801	987	803	756	743	743	801
Total	7,256	7,894	7,504	7,102	7,596	7,596	7,256

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,582	1,459	1,458	1,346	1,298	1,298	1,582

Shipments
Coking coal	1,513	1,293	1,359	1,215	1,097	1,097	1,513
Thermal coal	91	47	134	114	82	82	91
Total	1,604	1,340	1,493	1,329	1,179	1,179	1,604

MANGANESE ORES
South Africa
Saleable production (a)	600	651	604	647	632	632	600

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	553	548	660	690	747	747	553

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	93	122	116	131	121	121	93

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	54	61	63	72	74	74	54

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie(TM) Iron, Australia
Production (a)	496	527	399	294	-	-	496

Shipments	435	570	436	318	-	-	435

(a) Production was suspended at Boodarie Iron following a gas explosion in May 2004.

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2003	2003	2004	2004	2004	2004	2003
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati(TM), Canada
Ore Processed (100%)	('000 tonnes)	1,064	1,123	1,052	1,207	1,184	1,184	1,064

Production	('000 carats)	1,552	1,704	1,015	1,211	986	986	1,552

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2003	2003	2004	2004	2004	2004	2003
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,782	13,472	13,231	13,768	14,588	14,588	13,782

Sales
Export	5,274	5,500	5,354	4,830	5,551	5,551	5,274
Local utility	8,215	7,701	7,579	8,426	8,546	8,546	8,215
Inland	338	326	330	361	383	383	338
Total	13,827	13,527	13,263	13,617	14,480	14,480	13,827

New Mexico, USA
Production
Navajo Coal	2,240	1,553	1,709	1,714	2,083	2,083	2,240
San Juan Coal	1,320	1,276	1,978	1,440	1,816	1,816	1,320
Total	3,560	2,829	3,687	3,154	3,899	3,899	3,560

Sales - local utility	3,713	3,327	3,213	3,353	3,897	3,897	3,713

Hunter Valley, Australia
Production	1,756	2,054	2,318	2,590	2,595	2,595	1,756

Sales
Export	952	861	1,729	1,734	1,440	1,440	952
Inland	873	633	1,044	958	1,220	1,220	873
Total	1,825	1,494	2,773	2,692	2,660	2,660	1,825

Cerrejon Coal, Colombia
Production	2,036	1,623	2,043	1,982	2,163	2,163	2,036

Sales - export	1,966	1,999	1,828	2,283	2,166	2,166	1,966

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2003	2003	2004	2004	2004	2004	2003
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.4	12.2	12.5	12.0	11.9	11.9	12.4

Sales	11.1	13.1	11.2	12.8	10.6	10.6	11.1

Yabulu, Australia
Production
Nickel	8.2	7.8	8.7	7.9	7.7	7.7	8.2
Cobalt	0.4	0.5	0.5	0.5	0.5	0.5	0.4

Sales
Nickel	7.8	8.4	8.0	7.9	7.7	7.7	7.8
Cobalt	0.4	0.5	0.5	0.4	0.4	0.4	0.4

FERROCHROME
South Africa
Saleable production (a)	227	269	266	264	265	265	227

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 21 October 2004